April 26, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Convio, Inc.
Registration Statement on Form S-1
Registration No. 333-164491

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 8, 2010 and the date hereof 2,211 copies of the Preliminary Prospectus dated April 8, 2010 were distributed as follows:  15 to 5 prospective underwriters; 1,908 to 1,102 institutional investors; 283 to 283 retail investors, and 5 to 1 prospective dealer.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. EDT on Wednesday, April 28, 2010 or as soon thereafter as practicable.

Very truly yours,

THOMAS WEISEL PARTNERS LLC

PIPER JAFFRAY & CO.

As Representatives of the

Prospective Underwriters

/s/ Keith Lister
(Thomas Weisel Partners LLC)

/s/ Christie L. Christina
(Piper Jaffray & Co.)
Christie L. Christina
Managing Director
Piper Jaffray & Co.